UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 8, 2013, the chief executive officers of Santarus, Inc. (the “Company”) and Salix Pharmaceuticals, Ltd. distributed the following email to the Company’s employees:

To: Santarus Employees

From: Gerry Proehl and Carolyn Logan

We wanted to follow up on earlier communications about Salix’s intent to acquire Santarus and we felt a joint communication would be best. We understand that at this time you have many questions and we hope to answer some of those when Salix visits Santarus on Monday, November 11th. We will hold a meeting at the Marriott for San Diego employees at 8:30 am. We will hold a call with the field at 10:30 am and dial in information will be sent to you separately.

Salix and Santarus employees have both worked hard to achieve considerable success as standalone companies. It is our goal to continue these successes as a larger, more diversified and financially capable company. Once the transaction is final, Salix and Santarus senior management teams will be meeting to discuss future plans for Santarus employees and projects. It is our desire that in a relatively short period of time post closing, we will be able to share our plans with each of you regarding your position and projects. In addition to combining development programs, Salix is also looking forward to combining sales forces to increase our market impact and give even greater voice to our combined products.

We do ask that all employees stay focused on the programs and goals currently in place. Until the transaction is closed in the first quarter of 2014, each company will continue to operate as an independent business and pursue their individual agendas and goals. We ask that if you interact with employees from Salix, you maintain that independence. Any questions on this should be addressed to your manager. We are both committed to communicating as fully and timely as possible.

The Salix senior team looks forward to meeting with you on Monday and sharing more about our company and core values.

Gerry Proehl	Carolyn Logan
President and CEO	President and CEO
Santarus, Inc.	Salix Pharmaceuticals

Additional Information about the Transaction and Where to Find It

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus. Following completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly-owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING

THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this communication that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks detailed in each of Salix’s and Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Readers are cautioned not to place undue reliance on the forward-looking statements included in this communication, which speak only as of the date hereof. Neither Santarus nor Salix undertakes to update any of these statements in light of new information or future events, except as required by law.